LAURA ANTHONY, ESQ. CRAIG D. LINDER, ESQ.* JOHN CACOMANOLIS, ESQ.**	WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM

Associates and OF COUNSEL:

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*****

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.******

HARRIS TULCHIN, ESQ. *******

DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

***licensed in CA, DC, MO and NY

****licensed in Missouri

*****licensed in NY and NJ

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

January 10, 2024

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Metros Development Co., Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed December 26, 2023 File No. 333-274696

Dear Sir or Madam:

This letter responds to the correspondence (“Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 9, 2024 to Yoshihiro Koshiba, Chief Executive Officer of Metros Development Co., Ltd. (the “Company”), providing a comment on the above-referenced Amendment No. 3 to Registration Statement on Form F-1, filed on December 26, 2023 by the Company. We have included a narrative response herein keyed to the comment of the Staff of the SEC set forth in the Comment Letter. We trust you shall deem the contents of this letter responsive to your Comment Letter.

Amendment 3 to Registration Statement on Form F-1

Financial Statements, page F-1

1.	Comment: We note that your registration statement is an initial public offering, and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements of paragraph A(4) of Item 8 of Form 20-F. Revise to either update your audited financial statements or include the relevant representation as allowed under Step 2 of the Instructions to Item 8.A.4 of Form 20-F.

Response: We acknowledge the Staff’s comment. However, we previously filed the relevant representation as allowed under Step 2 of the Instructions to Item 8.A.4 of Form 20-F with the SEC on December 1, 2023 as Exhibit 99.1 to Amendment No. 2 to our Registration Statement on Form F-1 (which appears as Exhibit 99.1 (hyperlinked) in the Exhibit Index (Item 8 of Part II) of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on December 26, 2023).

If the Staff has any further comments regarding Amendment No. 3 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Mark Rakip /U.S. Securities and Exchange Commission
Kristina Marrone /U.S. Securities and Exchange Commission
Catherine De Lorenzo /U.S. Securities and Exchange Commission
Brigitte Lippmann /U.S. Securities and Exchange Commission
Yoshihiro Koshiba /Metros Development Co., Ltd
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832